
May 1, 2013

Via Email
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
6/F Kam Sang Bldg. 255-257
Des Voeux Rd Central
Shen Wan, Hong Kong

> **Re:** **Luckycom Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2013**
> **File No. 333-187874**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 12, 2013

General

1. Please paginate your entire prospectus. For example we note a gap in pagination between page six and 15.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Description of Business, page 24

3. Currently you have provided a very general discussion of your business. Please substantially revise this section to provide material information about your proposed business, including the items you intend to market, countries you intend to target, how you intend to distribute your proposed products, competition, and the material regulations that will govern your proposed business activities. Provide all of the disclosure required by Item 101(h)(4) of Regulation S-K.

4. In addition, we note the risk factor disclosures relating to potential licenses and permits for your business and governmental regulations that would impact your business. Please reconcile the disclosure in this section, which states that there are no governmental regulations that are material to your operations. Please revise this section to provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K.

5. Footnote 6 to your financial statements indicates you entered into an agreement with a consultant to assist you in filing your registration statement and that you will pay fees based certain milestones, including SEC clearance of your Form S-1, the receipt of a ticker symbol from FINRA, and the achievement of "trading status." Please disclose the material terms of the agreement in this section. In addition, please clarify whether the consultant is registered with FINRA as a broker-dealer.

Description of Property

6. Please reconcile the statement that your office space is provided free of charge with the disclosure in footnote six to the financial statements, which states that the company entered into a lease for office space in January 3, 2013 for a monthly rent of $2,000.

Market for Common Equity and Related Stockholder Matters

7. Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Financial Statements

Note 4, Capital Stock, page F-8

8. We note you expect to receive $136,000 from the existing shareholders in April 2013. Please update the status of this subscriptions receivable in your next amendment.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 33

9.   Please provide a more detailed plan of operations. For instance, disclose the costs associated with each activity you plan to undertake. Clearly discuss the impact the lack of funding would have upon the timing. Lastly, please discuss your plan of operations and the steps involved to the point of generating revenues.

10.   Please discuss the known tends, events and uncertainties that may impact your business.

11.   Please revise your discussion under Capital Resources and Liquidity to address your existing liabilities and requirements in quantitative and qualitative terms. Also, please revise you address your stock sales, including whether you have received payment for all shares sold.

12.   We note disclosure throughout the prospectus that you plan on raising funds to meet your cash requirements through debt and equity financing. However, it appears that all of the authorized shares of common stock are already outstanding. Please discuss the impact that could have upon your ability to raise additional funds through an equity financing and the steps you have to take to increase the number of shares authorized.

Critical accounting policies, page 35

13.   We note your disclosure on page 17 indicates that you have elected under the Jobs Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You also indicate that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

Directors and Executive Officers

14.   Please provide all of the information required by Item 401 of Regulation S-K for Mr. Lee. We note, for example, that you refer to his experience in the pharmaceutical and capital industries but do not name those organizations as required by Item 401(e) of Regulation S-K. Please revise as appropriate.

15.   In addition, please disclose the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Lee should serve as a director in light of the company's business and structure, as required by Item 401(e)(1) of Regulation S-K.

Conflicts of Interest

16.   We note the reference to Luckycom Pharma Pvt. Ltd. in Mr. Lee's biography. Given your recent incorporation, and the similarity of the entity's name to your own, please

advise us what Luckycom Ltd. does and whether it is or will be a competitor of yours or have any direct conflicts of interest with you. In addition, please name any "other entities to which [Mr. Lee] owes a fiduciary duty" and explain how Mr. Lee will prioritize and resolve conflicts of interest between those entities and the company.

Executive Compensation

17.	We note your disclosure that you have not entered into any management agreements; however, footnote 5 to your financial statements indicates you have an employment agreement for approximately $4,015/month. We also note the reference in exhibit 10.1. Please revise to describe all employment agreements or arrangements with Mr. Lee. In addition, please file any additional employment agreements with him.

18.	We note the custodian agreement as referenced in footnote five to the financial statements. Please include all compensation earned by Mr. Lee, direct or indirect, in the table and provide clear disclosure of the material terms of such agreement in this section. To the extent you believe such payments are not compensation, provide a detailed analysis. We may have further comment.

Certain Relationships and Related Transactions

19.	We note your disclosure that you do not have any related party transactions to report. However your balance sheet reflects $27,169 due to an officer, a $96,000 stock subscription receivable related to the shares Mr. Lee purchased, and footnote 5 indicates an on-going custodian agreement requiring monthly payments of $5,200. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K and file any related party agreements.

Part II

Recent Sales

20.	We note your disclosure on page 35 that you sold shares in reliance on Regulation S or "[i]n the alternate" based on Section 4(2). Please clarify how and where the offering was conducted. Provide the facts supporting your reliance upon each exemption claimed. See Item 701 of Regulation S-K.

Exhibits

21.   Please file exhibits 3.1, 10.1, and 10.2 in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

22.   Please file all material agreements, as required by Item 601 of Regulation S-K. In particular we note the custodian agreement, the loan agreement, and the consulting agreement, all of which are referenced in the financial statement footnotes.

Exhibit 5.1

23.   Please refer to the state law governing your opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director